Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

May 10, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Abri SPAC 2, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-264322) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on May 12, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 402 copies of the Preliminary Prospectus dated April 15, 2022 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC
as Representative of the Several Underwriters

By:	/s/ George Kaufman
	Name:	George Kaufman
	Title:	Managing Director